SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
              High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) /X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
              30,495,730

8           SHARED VOTING POWER
                0

9           SOLE DISPOSITIVE POWER
              30,495,730

10         SHARED DISPOSITIVE POWER
                0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 30,495,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.74%

14           TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
              30,495,730

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
              30,495,730

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                30,495,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.74%

14           TYPE OF REPORTING PERSON
                OO

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
              30,495,730

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
                 30,495,730

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 30,495,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.74%

14           TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
              48,572,373

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
              48,572,373

10         SHARED DISPOSITIVE POWER
             0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              48,572,373

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.77%

14          TYPE OF REPORTING PERSON
             PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
              (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
               19,027,739

8           SHARED VOTING POWER
             0

9           SOLE DISPOSITIVE POWER
               19,027,739

10          SHARED DISPOSITIVE POWER
             0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               19,027,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.08%

14          TYPE OF REPORTING PERSON
              PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
              8,374,637

8           SHARED VOTING POWER
             0

9           SOLE DISPOSITIVE POWER
              8,374,637

10         SHARED DISPOSITIVE POWER
                0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,374,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.48%

14          TYPE OF REPORTING PERSON
             PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                75,974,749

9           SOLE DISPOSITIVE POWER
             0

10         SHARED DISPOSITIVE POWER
                75,974,749

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                75,974,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/X / See Item 5(a)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.33%

14         TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
                46,008,171

8           SHARED VOTING POWER
             0

9           SOLE DISPOSITIVE POWER
                46,008,171

10          SHARED DISPOSITIVE POWER
0

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                46,008,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.62%

14          TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                46,008,171

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
                46,008,171

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                46,008,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.62%

14          TYPE OF REPORTING PERSON
                PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) / X /
                (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
                OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                121,982,920

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
                121,982,920

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,982,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.95%

14          TYPE OF REPORTING PERSON
             PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                121,982,920

9           SOLE DISPOSITIVE POWER
             0

10         SHARED DISPOSITIVE POWER
               121,982,920

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,982,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X/ See Item 5(a)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.95%

14         TYPE OF REPORTING PERSON
             OO

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                121,982,920

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
                121,982,920

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,982,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.95%

14          TYPE OF REPORTING PERSON
             PN

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                121,982,920

9           SOLE DISPOSITIVE POWER
                0

10          SHARED DISPOSITIVE POWER
                121,982,920

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,982,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.95%

14          TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  24702R101

1.           NAME OF REPORTING PERSON
             Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
             121,982,920

9           SOLE DISPOSITIVE POWER
             0

10         SHARED DISPOSITIVE POWER
                121,982,920

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                121,982,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.95%

14          TYPE OF REPORTING PERSON
                CO

SCHEDULE 13D

CUSIP No.  24702R101

1           NAME OF REPORTING PERSON
             Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) / X /
             (b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
             OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
             0

8           SHARED VOTING POWER
                152,478,650

9           SOLE DISPOSITIVE POWER
             0

10          SHARED DISPOSITIVE POWER
                   152,478,650

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   152,478,650

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ X / See Item 5(a)

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.68%

14          TYPE OF REPORTING PERSON
                IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 152,478,650 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $2 billion (including commissions and premiums). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 4.                      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 18, 2013, the Reporting Persons issued an open letter to shareholders of the Issuer (the “June 18 Letter”).  A copy of the June 18 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 (a) of the Schedule 13D is hereby amended by adding the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 152,478,650 Shares, representing approximately 8.68% of the Issuer's outstanding Shares (based upon the 1,756,073,637 Shares stated to be outstanding as of June 6, 2013 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended May 3, 2013).

Item 5(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 30,495,730 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 48,572,373 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 19,027,739 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 8,374,637 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 46,008,171 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since May 13, 2013, the filing date of the most recent Schedule 13D amendment filed by the Reporting Persons, inclusive of any transactions effected through 9:00 a.m., New York City time, on June 18, 2013.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River	06/18/2013	14,402,066.00 *	$13.52
Icahn Partners	06/18/2013	21,553,021.00*	$13.52
Icahn Master	06/18/2013	23,235,089.00*	$13.52
Icahn Master II	06/18/2013	8,902,722.00*	$13.52
Icahn Master III	06/18/2013	3,917,430.00*	$13.52

*           These shares were acquired by the Reporting Persons pursuant to the Stock Purchase Agreement that is further described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On June 18, 2013, the Reporting Persons entered into a Stock Purchase Agreement with Southeastern Asset Management, Inc.  (the “June 18 SPA”).  A copy of the June 18 SPA is attached hereto as Exhibit 2 and incorporated herein by reference

On June 18, 2013, the Reporting Persons entered into a side letter agreement with Southeastern Asset Management, Inc. (the “June 18 LetterAgreement”).  A copy of the June 18 Letter Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1                      June 18 Letter
Exhibit 2                      June 18 SPA
Exhibit 3                      June 18 Letter Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 2 – Dell Inc.]